Exhibit 28(j)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated April 29, 2022, and each included in this Post-Effective Amendment No. 37 to the Registration Statement (Form N-1A, File No. 333-81209) of the Gabelli Utilities Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our reports dated February 28, 2022, with respect to the financial statements and financial highlights of The Gabelli Utilities Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

April 29, 2022